SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Amendment No. 8

Western Sizzlin Corporation

____________________________________
(Name of Issuer)

Common Stock, par value $.01 per share
________________________________________
(Title of Class of Securities)

959542101

_____________________________
(CUSIP Number)

Shawn Sedaghat
9701 Wilshire Blvd. #1110, Beverly Hills, CA 90201
(310)205-9038

___________________________________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2008
___________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP NO.__959542101	Page 2 of 6

1	NAME OF REPORTING PERSON

Shawn Sedaghat

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) / / (B) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

409,131

8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER

409,131

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

409,131

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

CUSIP NO.__959542101	Page 3 of 6

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

14.4%

14	TYPE OF REPORTING PERSON*

IN

CUSIP NO.__959542101	Page 4 of 6

AMENDMENT NO. 8 TO SCHEDULE 13D

This Amendment No. 8, dated December 16, 2008, to Schedule 13D is filed by the Reporting Person and amends Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on April 4, 2005, as amended on April 26, 2005 and April 28, 2005 and May 18, 2005 and July 25, 2005 and August 8, 2005 and January 27, 2006 and November 22, 2006 (the “Schedule 13D”), relating to the common stock, $.01 par value (the “Shares”) of Western Sizzlin Corporation, a Delaware corporation.

Items 3 and 5 and 6 of the Schedule 13D are hereby amended and restated as follows:

Item 3.	As of December 16, 2008 Shawn Sedaghat (“Sedaghat”) has invested $3,258,416 in the Shares using his personal funds.

Item 5.	Interest in Securities of the Issuer

On November 22, 2006 Sedaghat relinquished voting and investment authority over any Shares he owned at that time, and any additional Shares that may be acquired in the future (the “Sedaghat Shares”), and gave voting and investment authority of the Sedaghat Shares to Jonathan Dash (“Dash”) as an investment advisor at Dash Acquisitions LLC. Sedaghat was no longer deemed, for purposes of Rule 13d-3 under the Securities Act of 1934, as amended, to be the beneficial owner of the Sedaghat Shares.

As the holder of sole voting and investment authority over the Sedaghat Shares and additional Shares in Dash Acquisitions LLC, Dash Acquisitions LLC may have been deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the Sedaghat Shares.

Dash is the president and control person of Dash Acquisitions LLC, and for purposes of Rule 13d-3 may have been deemed the beneficial owner of such Sedaghat Shares deemed to be beneficially owned by Dash Acquisitions LLC. Thus, Dash may have been deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of the Sedaghat Shares.

On December 16, 2008 Sedaghat re-acquired voting and investment authority over the Sedaghat Shares and as the holder of sole voting and investment authority over the those Shares, Sedaghat is deemed to be the beneficial owner of 409,131 Shares representing approximately 14.44% of the outstanding Shares (based upon 2,831,884 shares outstanding as of November 15, 2008, as reported on the latest 10-Q of the Issuer). Dash and Dash Acquisitions LLC no longer have any beneficial ownership over the Sedaghat Shares.

CUSIP NO.__959542101	Page 5 of 6

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

Not applicable

Item 7.	Material To Be Filed As Exhibits.

Not applicable

CUSIP NO.__959542101	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:	December 16, 2008

	By:	/s/ Shawn Sedaghat
Shawn Sedaghat